09059915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC 104
MAR 02 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KTA CAPITAL, LLC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E 42nd St. Floor 11
(No. and Street)

New York	New York	10017-5659
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Tablis — **646-707-4177**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name -- *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Eugene Tablis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KTA Capital, LLC**, as **of and for the year ended December 31, 202008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

AMY D. GAGLIANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GA6112147
Qualified in New York County
My Commission Expires June 28, 2012

Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

Independent Auditors' Report

Member
KTA Capital, LLC.

We have audited the accompanying statement of financial condition of KTA Capital, LLC., (the "LLC") as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KTA Capital, LLC. as of December 31, 2008, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Cohen + Schaeffer P.C.

New York, New York
February 25, 2009

KTA CAPITAL, LLC.

Statement of Financial Condition

As of December 31, 2008

Assets

Cash and cash equivalents	$	93,297
Prepaid expenses and other receivables		340
Total assets	$	93,637

Liabililties and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	37,621
Total liabilities		37,621
Member's equity		56,016
Total member's equity		56,016
Total liabilities and member's equity	$	93,637

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Statement of Income/(Loss)

Year Ended December 31, 2008

Revenues:		
Service fees	$	75,000
Interest income		12,177
Total revenue		87,177
Expenses		
Professional fees		307,467
Compensation		187,874
Communication		9,489
Occupancy		20,384
Travel and entertainment		12,430
Office expenses		14,148
Other		41,216
Total expenses		593,008
Net loss	$	(505,831)

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Statement of Changes in Member's Equity

December 31, 2008

Member's equity, January 1 ,2008	$ -
Add	
Contribution	561,847
Less	
Loss	(505,831)
Member's equity, December 31, 2008	$ 56,016

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(505,831)
Adjustments to reconcile net loss to net cash used in operating activities:		-
Net cash used in operating activities		(505,831)
Cash flows from financing activities		
Member's contributiions		599,128
Net cash increase		93,297
Cash and cash equivalent at beginning of year		-
Cash and cash equivalents at end of year	$	93,297

See accompanying notes to financial statements.

Note 1 - General Business

On May 21, 2008 KTA Capital, LLC., (the "Company") merged with Opes Prime International (USA), LLC, with KTA Capital, LLC being the surviving entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company became a registered broker-dealer by succession, having succeeded to the registration of its wholly-owned subsidiary KTA Capital (USA), LLC (formerly known as Opes Prime Securities (USA), LLC), having acquired substantially all of its business and assets on July 26, 2008 and is a member of the Financial Industry Regulatory Authority.

The Company engages primarily in private placements and M & A advisory services. The Company's results of operations and financial condition are affected by general trends in the US based economy.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds with a maturity date of three months or less. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted ("GAAP") in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Income Taxes

The Company is subject to all state and local taxes applicable to a Limited Liability Company through its members.

Revenue recognition

The Company recognizes revenue at the time that an agreement is entered into and at various stages of the agreement.

Note 3 –Concentrations of Credit Risk

The Company engages in private placement agency and M & A advisory activities. It does not hold customer funds or undertake trading. As a result, it is not exposed to counterparty risks, other than in connection with its cash deposits with banks.

The Company has in the past and may in the future maintain cash balances at a regulated financial institution in excess of the FDIC-insured limits. These balances when they occur may be exposed to certain risks.

Note 4 - Net Capital Requirement

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 12-1/2% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2008, the Company had net capital of $$55,676 which exceeded requirements by $50,676. The ratio of aggregate indebtedness to net capital was .68 to 1.

KTA CAPITAL, LLC.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-3-1 Under the Securites Exchange Act of 1934

December 31, 2008

Total Ownership Equity Per Statement of Financial Condition	$	56,016
Non allowable Assets:		
Prepaid expenses		340
Total non allowable		340
Net capital before haircuts on securities positions		55,676
Haircuts on securities positions		
Net capital		55,676
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 12-1/2% of aggregate indebtedness of $37,621 or $5,000		5,000
Excess net capital	$	50,676
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	37,621
Percentage of aggregate indebtedness of net capital		68%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part II filing as of December 31, 2008.

KTA CAPITAL, LLC.

Computation for the Determination of Reserves
Requirements Pursuant to Rule 15c3-3

As of December 31, 2008

Computation for determination of reserve requirements and information relating to possession or control requirements for brokers and dealers pursuant to rule 15c3-3 of the Securities and Exchange Commission paragraph k(2)(i) of that rule.

Supplementary Information

COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
KTA Capital, LLC.

In planning and performing our audit of the financial statements and supplementary information of KTA Capital, LLC ("LLC") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A *control deficiency* exist when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than consequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 25, 2009